September 20, 2024
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Crescent Energy Co
Form 10-K for the Fiscal Year ended December 31, 2023
Filed March 4, 2024
File No. 001-41132
Ladies and Gentlemen:
Set forth below are the responses of Crescent Energy Company (“PubCo”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2024, with respect to our Form 10-K for the Fiscal Year ended December 31, 2023, File No. 001-41132, filed with the Commission on March 4, 2024 (the “2023 Annual Report”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2023 Annual Report unless otherwise specified.
Form 10-K for the Fiscal Year ended December 31, 2023
Business and Properties
Drilling and other exploration and development activities, page 22
1.    The disclosure relating to the drilling activities that occurred during the years ended December 31, 2023, 2022 and 2021 appears to be limited to your operated wells.
Please expand your disclosure to also address the drilling activities relating to non-operated wells and wells in which you own a mineral or royalty interest.
For the purposes of disclosing net royalty wells in which you do not hold a working interest, consider the net revenue interest as a substitute for the working interest. Refer to Items 1205 and the definitions in 1208(c) of Regulation S-K.

U.S. Securities and Exchange Commission
September 20, 2024

RESPONSE:
We respectfully advise the Staff that, in applicable future filings with the Commission, we will expand our drilling activity disclosure to address drilling activities relating to non-operated wells and wells in which we own a mineral or royalty interest. As directed by the Staff, with respect to wells in which we do not hold a working interest, we will consider the net revenue interest as a substitute for the working interest in such filings.
Leasehold acreage, page 22
2.    You disclose that approximately 2,302 thousand acres, or approximately 95%, of your leasehold acreage is developed. Based on disclosure on page 12 regarding an “acreage position that is 96% held by production,” it appears that you might be treating acreage that is held by production as developed acreage for purposes of the disclosure on page 22.
Please note the acreage associated with your undeveloped reserves and acreage held by production that encompasses those leased acres on which wells have not been drilled or completed should be classified as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K.
Please advise or modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage. Refer to the disclosure requirements in Items 1208(a) and (b) and the definitions in 1208(c) of Regulation S-K.
RESPONSE:
We respectfully advise the Staff that, in accordance with Item 1208(c)(4) of Regulation S-K, we classify leased acreage that is held by production but on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas as undeveloped acreage. We do not treat acreage that is held by production as developed acreage solely due to its status as held by production. In applicable future filings with the Commission, we will modify the disclosure to clarify this classification.
3.    Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration.
If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere in your filing to describe the uncertainty in reasonable detail, including the steps and related costs that would be necessary to extend the time to the expiration of such leases, considering the guidance in Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.

U.S. Securities and Exchange Commission
September 20, 2024

RESPONSE:
We respectfully advise the Staff that we have not assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. In applicable future filings, to the extent we have at such time assigned any proved undeveloped reserves to any such locations, we undertake to include in such future filings the uncertainty regarding such reserves as contemplated by Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.
Management’s Discussion and Analysis, page 78
4.    We note your discussion in the first paragraph on page 77 attributing the increase in general and administrative expenses during 2023 partially to higher expense payable under the Management Agreement, corresponding to an increase in your interest in the operating company associated with redemptions.
You indicate that you have included adjustments to recognize additional Manager Compensation in computing certain non-GAAP measures, representing such costs attributed to the redeemable noncontrolling interests, which have been excluded from your computation of net income and characterized as distributions.
We also note your discussion in Note 14 on page 129, and the corresponding amounts in the roll-forward of the redeemable non-controlling interests account on page 123 and in the financing section of your Statements of Cash Flows on page 99.
Please explain to us your rationale for excluding amounts attributable to the redeemable non-controlling interests from your computation of consolidated net income, with reference to the specific accounting guidance considered in formulating your policy.
Please also explain how your approach correlates with Sections 6 and 7 of the agreement at Exhibit 10.3 and provide us with the Cost Allocation Policy referenced in that agreement along with the computations made to determine the allocations.
RESPONSE:
We respectfully advise the Staff that as disclosed on Pages 15 and 16 of our 2023 Annual Report under the header “Management Agreement,” PubCo has entered into a management agreement (the “Management Agreement”) with the KKR Energy Assets Manager LLC (“Manager”), which is filed as Exhibit 10.3 to our 2023 Annual Report, whereby PubCo compensates the Manager in exchange for certain management services (“Management Fee”). Pursuant to Section 1 and Section 6 of the Management Agreement and as disclosed on Page 16 of our 2023 Annual Report, the Management Fee was calculated as of December 31, 2023, and paid from PubCo to the Manager. Such

U.S. Securities and Exchange Commission
September 20, 2024

payment, representing the entirety of the Management Fee, is recorded into general and administrative expenses on our Combined and Consolidated Statements of Operations.

As disclosed in Note 1 on Page 100 of our 2023 Annual Report, PubCo is structured as an “Up-C”, with substantially all of our assets and operations held by Crescent Energy OpCo LLC (“OpCo”). PubCo is a holding company, the sole material assets of which are units representing economic limited liability company interests in OpCo (“OpCo Units”). As of December 31, 2023, PubCo owned approximately 51% of the OpCo Units, with the remainder owned by holders of our redeemable noncontrolling interests (the “RNCI Owners”). Given such structure, PubCo must first receive a distribution from OpCo in order for PubCo to pay compensation, including the Management Fee, to the Manager as required by Section 6 of the Management Agreement. OpCo cannot make a distribution to PubCo without also making a concurrent pro rata distribution to the RNCI Owners. Such payments to the RNCI Owners from OpCo are accounted for as distributions to redeemable noncontrolling interests in our financial statements because such payments are not in exchange for any goods or services, but rather based solely on Participation Rights (as defined at ASC 505-10-20 Glossary) of the OpCo Units held by the RNCI Owners.

Further, the term “Cost Allocation Policy” is defined in the Management Agreement to mean a general collection of practices and policies of the Manager and its affiliates by which costs and expenses are allocated by the Manager to PubCo, when applicable. Such de minimis amounts were $1.3 million for the year ended December 31, 2023, as disclosed in Note 14 on Page 130 of our 2023 Annual Report. Pursuant to Section 7 of the Management Agreement, substantially all of such costs and expenses are allocated directly to us by the Manager for direct expenses the Manager incurs on our behalf and are reimbursed by us to the Manager via quarterly cash payments and recorded in our financial statements as cash general and administrative expenses.

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U.S. Securities and Exchange Commission
September 20, 2024

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.
Very truly yours,

CRESCENT ENERGY CO

By:    /s/ Brandi Kendall
Name:    Brandi Kendall
Title:    Chief Financial Officer
Enclosures
cc:    Bo Shi, Crescent Energy Company
Jackson A. O’Maley, Vinson & Elkins L.L.P.
    Douglas E. McWilliams, Vinson & Elkins L.L.P.